Exhibit 99.37

EARLY WARNING REPORT PURSUANT TO
NATIONAL INSTRUMENT 62-103

1.	Name and Address of Offeror:

Centerpoint Resources Inc. (the “Offeror”) Suite 2600, Three Bentall Centre P.O. Box 49314, 595 Burrard Street Vancouver, BC, V7X 1L3

2.

Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this report, and whether it was ownership or control that was acquired in those circumstances:

On December 8, 2009 the Offeror acquired 20,000,000 units (“Units”) of Grandview Gold Inc. (“Grandview”). Each Unit consists of one common share and one common share purchase warrant (the a “Warrants”). As a result of this transaction the Offeror controls 20,000,000 common shares of Grandview representing 27.91% of the issued and outstanding common shares of Grandview. Assuming the exercise of the Warrants the Offeror will control 40,000,000 common shares of Grandview representing 43.64% of the issued and outstanding common shares of Grandview.

3.

Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:

See paragraph 2 above.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a)	the Offeror, either alone or together with any joint actors, has ownership and control;

The Offeror has ownership and control over 20,000,000 common shares (27.91%) of Grandview and assuming the exercise of the Warrants the Offeror will have ownership and control over 40,000,000 common shares (43.64%) of Grandview.

(b)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and

Not applicable.

(c)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5.	The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:

Not applicable.

6.

Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Investment purposes only. The Offeror may acquire ownership or control over additional securities of Grandview in the future.

7.

General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

8.	Names of any joint actors in connection with the disclosure required herein:

None.

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

The Offeror acquired the Units pursuant to a private placement whereby the value of each Unit was CAD$0.075 and the value of the consideration paid by the Offeror for the Units was CAD$1,500,000.

10.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:

Not applicable.

DATED this 8th day of December 2009.